        EXHIBIT 3.1
CERTIFICATE OF AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DUPONT DE NEMOURS, INC.

DuPont De Nemours, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
    1.    That at a meeting of the Board of Directors of the Company resolutions were duly adopted setting forth a proposed amendment of the Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Company, declaring said amendment to be advisable and calling a meeting of the stockholders of the Company for consideration thereof.
    2.    That, pursuant to resolution of its Board of Directors, a meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
    3.    This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Company’s Certificate of Incorporation.
    4.    Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Certificate of Incorporation of the Company, each three (3) shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be combined and converted into one validly issued, fully paid and nonassessable share of Common Stock without any further action by the Company or the holder thereof, subject to the treatment of fractional share interests as described below. No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Company’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.
    5.    In accordance with Article IX of the Certificate of Incorporation, Article IV, Section (i) of the Certificate of Incorporation is hereby amended and restated in its entirety as follows upon the Effective Time:

“(i) Classes of Stock. The total number of shares of stock of all classes of capital stock that the Company is authorized to issue is 805,555,556 shares. The authorized capital stock is divided into 250,000,000 shares of preferred stock having a par value of $0.01 per share (hereinafter, the “Preferred Stock”) and 555,555,556 shares of common stock having a par value of $0.01 per share (hereinafter, the “Common Stock”).”
    6.    This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

        EXHIBIT 3.1
    7.    The Effective Time of this Certificate of Amendment shall be 12:01 a.m., Eastern Time, on June 24, 2026.
    8.    All other provisions of the Certificate of Incorporation shall remain in full force and effect.

        EXHIBIT 3.1
IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment.
DUPONT DE NEMOURS, INC.
By: /s/ Paige E. Fleming
Name: Paige E. Fleming
Title: Vice President, Associate General
Counsel & Secretary